Filed by ONEOK, Inc.

(Commission File No. 001-13643)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ONEOK Partners, L.P.

(Commission File No.: 1-12202)

This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKS on February 1, 2017, and is incorporated by reference into this filing.

TRANSACTION

What was announced today?

ONEOK and ONEOK Partners announced an agreement under which ONEOK will acquire all of the outstanding common units of ONEOK Partners it does not already own for $9.3 billion in ONEOK common stock. Once the transaction is approved, all of our operations will be consolidated under ONEOK. We also issued our 2017 full year guidance today reflecting this transaction.

What is the rationale behind the transaction? Why are we making this change now?

The Board of Directors regularly evaluates the corporate structure and other strategic opportunities that return as much value as possible to stakeholders so that we can remain competitive in the marketplace. We expect this transaction will generate more opportunities and greater value for employees and shareholders. Completing this transaction is expected to:

•	Approximately double annual distributable cash flow (DCF): This is expected to result in a 21 percent increase in the first quarterly dividend following the completion of the transaction with dividend growth of 9 to 11 percent annually thereafter through 2021. The transaction is expected to be immediately accretive, and then double-digit accretive to ONEOK’s DCF in all years from 2018 through 2021.

•	Position combined company to continue to operate as a leading diversified midstream company: The new ONEOK will be a larger entity with significantly enhanced financial strength and a lower cost of funding for our growth opportunities.

•	Position ONEOK to broaden its asset footprint through continued growth: Following close, ONEOK is expected to have a more than $30 billion enterprise value and continue to grow its integrated 37,000-mile network of natural gas liquids and natural gas pipelines, processing plants, fractionators and storage facilities located in the Williston Basin, Mid-Continent, Permian Basin, Midwest and Gulf Coast.

•	Reduce cash taxes: Upon completion of the transaction, ONEOK does not expect to pay cash income taxes through at least 2021.

How will our customers be affected by this change?

This strategic transaction is expected to have little to no impact on our day-to-day operations and we expect this transaction to be seamless to our customers. It is business as usual. Our current and future customers should continue to expect safe, reliable, efficient and environmentally responsible operations.

What approvals are required for the transaction?

The completion of the merger is subject to the satisfaction of customary conditions, including receipt of requisite approvals of ONEOK shareholders and ONEOK Partners unitholders.

When will the transaction be completed?

The transaction is expected to close in the second quarter of 2017.

We will continue to communicate with you in the coming months as we move through the transition process prior to closing.

EMPLOYEES

Does this transaction indicate a change in strategy or how we operate our businesses?

Operating our businesses will be “business as usual.” This transaction will not have any effect on how we operate our businesses. Financially, commercially and operationally, we are in a strong position, and we continue to see producer activity ramping up in the STACK and SCOOP plays in Oklahoma, in the Williston Basin and in the Permian.

How will this acquisition impact employees?

On a day-to-day basis, we will be doing the same things we do today. Employees are expected to see very little, if any, change in daily activities.

Overall, with an enterprise value of $30 billion, we believe this transaction broadens the asset footprint of the ONEOK organization such that we can continue growing as one of North America’s largest midstream service providers. We expect this will generate more opportunities and greater value for employees and shareholders.

Will there be layoffs as a result of the acquisition?

We do not anticipate any workforce reductions as a result of the transaction.

Will ONEOK be the name of the combined company? Where will the company be headquartered?

The combined company will continue to be named ONEOK and corporate headquarters will remain in Tulsa.

What can I expect over the coming weeks?

We will continue to own and operate all of the same assets we do today and there is expected to be very little change in our daily activities. We will provide updates to you on a regular basis as appropriate.

Employees may submit questions on the employee website at ONEOK Online, and answers will be posted on a regular basis as they are available.

In the meantime, as always we must stay focused on our customers – both internal and external – and operating safely, reliably, efficiently and environmentally responsibly.

BENEFITS

Will my salary and benefits package change?

Benefits are compared with the market annually, and changes are made as needed to ensure competitiveness in the market and industry; we do not anticipate any changes in the benefits and base pay we offer to employees as a result of this transaction.

What happens to our outstanding Long-Term Incentive grants?

Long-Term Incentive grants are expected to remain the same for ONEOK.

What will happen with the Employee Stock Purchase Plan?

There are no anticipated changes to the benefits under the Employee Stock Purchase Plan. We expect the ONEOK Plan to continue.

What will happen with the Employee Stock Award Plan?

There are no anticipated changes to the benefits under the Employee Stock Award Program. We expect the ONEOK plan to continue.

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “plans”, “projects”, “will”, “would”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect OKE’s and OKS’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving OKE and OKS, including future financial and operating results, OKE’s and OKS’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following:

•	the ability to obtain the requisite OKE stockholder and OKS unitholder approvals relating to the proposed transaction;

•	the risk that OKE or OKS may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the timing to consummate the proposed transaction;

•	the risk that the cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•	the diversion of management time on merger-related issues;

•	the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction;

•	the effects of weather and other natural phenomena, including climate change, on our operations, demand for our services and energy prices;

•	competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel;

•	the capital intensive nature of our businesses;

•	the profitability of assets or businesses acquired or constructed by us;

•	our ability to make cost-saving changes in operations;

•	risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties;

•	the uncertainty of estimates, including accruals and costs of environmental remediation;

•	the timing and extent of changes in energy commodity prices;

•	the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs;

•	the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers’ desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities;

•	difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines;

•	changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;

•	conflicts of interest between OKE and OKS;

•	the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in stock and bond market returns;

•	our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences;

•	actions by rating agencies concerning the credit ratings of OKE and OKS;

•	the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC);

•	our ability to access capital at competitive rates or on terms acceptable to us;

•	risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection;

•	the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant;

•	the ability to market pipeline capacity on favorable terms, including the effects of:

•	future demand for and prices of natural gas, NGLs and crude oil;

•	competitive conditions in the overall energy market;

•	availability of supplies of Canadian and United States natural gas and crude oil; and

•	availability of additional storage capacity;

•	performance of contractual obligations by our customers, service providers, contractors and shippers;

•	the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances;

•	our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

•	the mechanical integrity of facilities operated;

•	demand for our services in the proximity of our facilities;

•	our ability to control operating costs;

•	acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers’ or shippers’ facilities;

•	economic climate and growth in the geographic areas in which we do business;

•	the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets;

•	the impact of recently issued and future accounting updates and other changes in accounting policies;

•	the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere;

•	the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks;

•	risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions;

•	the impact of uncontracted capacity in our assets being greater or less than expected;

•	the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates;

•	the composition and quality of the natural gas and NGLs we gather and process in our plants and transport on our pipelines;

•	the efficiency of our plants in processing natural gas and extracting and fractionating NGLs;

•	the impact of potential impairment charges;

•	the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting;

•	our ability to control construction costs and completion schedules of our pipelines and other projects; and

•	the ability of management to execute its plans to meet its goals and other risks inherent in our businesses that are discussed in OKE’s and OKS’s most recent annual reports on Form 10-K, respectively, and in other OKE and OKS reports on file with the Securities and Exchange Commission (the “SEC”).

These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither OKE nor OKS undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of OKE and OKS on file with the SEC. OKE’s and OKS’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information And Where To Find It

This communication is not a solicitation of any vote, approval, or proxy from any OKE stockholder or OKS unitholder. In connection with the proposed transaction, OKE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of OKE and a joint proxy statement of OKE and OKS. Each of OKE and OKS may also file other documents with the SEC regarding the proposed transaction. OKE and OKS will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which OKE or OKS may file with the SEC in connection with the proposed transaction. OKE and OKS urge investors and their respective stockholders and unitholders to read the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from OKE’s website (www.oneok.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from OKS’s website (www.oneokpartners.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Solicitation

OKE, OKS and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from OKE stockholders and OKS unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OKE stockholders and OKS unitholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about OKE’s executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about OKS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on February 23, 2016. Additional information about OKE’s executive officers and directors and OKS’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from OKE and OKS using the contact information above.